

TSX, NYSE-MKT
Symbol: NCQ

News Release

NovaCopper Commences Work on the Arctic Deposit Pre-Feasibility Study and Announces Second Quarter Financial Results

July 10, 2015 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces the start of work on the Arctic pre-feasibility study and its financial results for the second quarter ended May 31, 2015. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Arctic Pre-Feasibility Study Commences

The Company has started its work program to advance the Arctic deposit towards a pre-feasibility study. The work is expected to be carried out over a two to three year period. The Company has approved a $5.5 million budget for the 2015 field season to complete in-fill and geotechnical drill programs during July and August. Preparations are currently underway to make the Bornite camp fully operational by mid-July with drilling activities expected to be completed by September. This field season's work program will include completion of approximately 2,500 meters of in-fill drilling at the Arctic deposit designed to improve the confidence level of the resource model with the goal of re-categorizing the in-pit inferred resources to measured and indicated. In addition, other areas of study will include: 1) geotechnical and hydrology drilling to better understand the wall rock characteristics and hydrology within the open pit area; 2) waste rock characterization studies to assess acid generation potential; 3) wetlands delineations studies; and 4) continued environmental baseline studies. This work will form the basis for completing a pre-feasibility study on the Arctic deposit. The Company expects its independent qualified person, as defined by National Instruments 43-101 ("NI 43-101"), to update the Arctic resource model later this year.

The Company also plans to advance assessment work at Bornite; specifically to evaluate potential synergies between the Arctic and Bornite Projects. With our emphasis on local hiring, we continue to work closely with NANA Regional Corporation ("NANA"), our local partner, on implementing oversight of the project and carrying out community relations and workforce development strategies to maximize local hire. The Company expects to provide results from the 2015 field program during the fall and winter months.

Acquisition of Sunward Resources Ltd.

On April 22, 2015, we entered into a definitive agreement to acquire all of the issued and outstanding common shares of Sunward Resources Ltd. ("Sunward"), a publicly listed company on the TSX, by way of a court-approved plan of arrangement (the "Arrangement"). Shareholders of each of NovaCopper and Sunward voted overwhelmingly in favour of the Arrangement at special meetings held on June 15, 2015. The companies subsequently received all regulatory, court and stock exchange approvals required and closed the Arrangement on June 19, 2015. Under the terms of the Arrangement, Sunward shareholders received 0.3 of a NovaCopper common share for each Sunward common share held at closing. Pursuant to the Arrangement, the Company issued 43.1 million common shares to Sunward shareholders and Sunward directors holding Sunward deferred share units bringing the Company's total issued and outstanding common shares to 103.8 million. Each Sunward stock option outstanding was exchanged for a fully-vested Sunward Arrangement Option to purchase NovaCopper common shares for a period of 90 days, with the number of shares and exercise price adjusted based on an exchange ratio of 0.3.

The combination of NovaCopper and Sunward has created a strong balance sheet with over $20 million in cash for the advancement of the Upper Kobuk Mineral Projects. The Company plans to advance the Arctic deposit towards feasibility. Meanwhile, plans are underway to maximize shareholder value at the Titiribi gold-copper exploration project in Colombia, Sunward's flagship property. NovaCopper also plans to build upon the extensive community engagement track record which the Sunward team has achieved at Titiribi.

Board of Directors

Concurrent with closing of the acquisition of Sunward, Mr. Philip O'Neill and Mr. William Hayden joined NovaCopper's Board of Directors. To accommodate the addition of the new directors from the Sunward Arrangement, Dr. Thomas Kaplan and Mr. Clynton Nauman have stepped down as members of the Board of Directors. Mr. McConnell replaces Dr. Kaplan as Chairman of the Board.

Second Quarter Financial Results

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

			in thousands of dollars, except for per share amounts	
Selected financial results	**Three months ended May 31, 2015 $**	**Three months ended May 31, 2014 $**	**Six months ended May 31, 2015 $**	**Six months ended May 31, 2014 $**
Amortization	93	208	236	466
General and administrative	380	457	761	894
Mineral properties expense	291	489	618	1,069
Professional fees	685	176	846	826
Salaries	219	600	469	1,149
Salaries – stock-based compensation	89	135	371	251
Loss and comprehensive loss for the period	1,750	2,093	3,280	4,707
Basic and diluted loss per common share	$0.03	$0.04	$0.05	$0.09

For the three months ended May 31, 2015, NovaCopper reported a net loss of $1.8 million (or $0.03 basic and diluted loss per common share) compared to a net loss of $2.1 million for the corresponding period in 2014 (or $0.04 basic and diluted loss per common share). This variance was primarily due to a decrease in salaries and mineral properties expense offset by an increase in professional fees. Salaries expense decreased to $0.2 million in the three months ended May 31, 2015 from $0.6 million for the three months ended May 31, 2014 due to a reduced number of employees in the corporate office. Mineral properties expense decreased by $0.2 million due to a reduction in wages and project support expenses as our 2015 field program is expected to start in July. A minimal level of project activities and project staff were maintained during the winter and spring seasons. The significant increase in professional fees is related to the acquisition of Sunward and related transaction costs. For the comparable period in 2014, financing activities consisted of completing a non-brokered private placement offering of $7.5 million with existing shareholders, involving less legal, consulting and regulatory fees compared to the acquisition transaction.

Other differences in the three months ended May 31, 2015 compared to the three months ended May, 2014 resulted from a reduction in amortization, general and administrative expenses, and stock-based compensation. Amortization expenses decreased by $0.1 million due to the timing of capital asset purchases and resulted amortization expense. General and administrative costs were reduced by approximately 16% from $0.5 million in the three months ended May 31, 2014 to $0.4 million in the three months ended May 31, 2015 due to cost reduction efforts associated with the decrease in corporate office as well as less travel incurred in 2015. Stock-based compensation expenses decreased from a charge of $0.1 million in the 2nd quarter of 2014 compared to $89,000 in the comparable quarter of 2015. The reduction of stock-based compensation was largely due to no Restricted Share Units ("RSUs") vesting during 2015 resulting in expenses recognized only for previously granted stock options and Deferred Share Units ("DSUs").

For the six months ended May 31, 2015, NovaCopper reported a net loss of $3.3 million (or $0.05 basic and diluted loss per common share) compared to a net loss of $4.7 million for the corresponding period in 2014 (or $0.09 basic and diluted loss per common share). This variance was primarily due to a reduction of salaries expenses to $0.5 million compared to $1.1 million in 2014 and a decrease in mineral property expenses to $0.6 million compared to $1.1 million in 2014. The reduction of salaries was a result of a cost reduction plan implemented in the 3rd quarter of 2014 that reduced the number of employees in the corporate office. The mineral property expenses decreased by $0.5 million due to a reduced number of project staff and less engineering consulting expenses incurred. We were engaged in the update to the Bornite Project resource estimate, a report involving technical and engineering consulting, in the first half of 2014. No comparable expenditure was incurred for the six months ended May 31, 2015.

Other differences in the six months ended May 31, 2015 compared to the six months ended May 31, 2014 resulted from a reduction in amortization expenses and general and administrative expenses offset by an increase in stock-based compensation expense. As noted above, amortization expense decreased due to the timing of capital asset purchases. General and administrative costs were reduced from $0.9 million in the six months ended May 31, 2014 to $0.8 million in the six months ended May 31, 2015 due to continued cost reduction efforts mainly as a result of the reduced corporate office size and lower travel. Offsetting the reduction is an increase in non-cash stock-based compensation charge of $0.4 million for the six months ended May 31, 2015 compared to $0.3 million in the corresponding period in 2014. Total stock-based compensation expense recognized for the six months ended May 31, 2015 was $0.4 million which included expense of $0.3 million from options granted to directors, employees and services providers under the NovaCopper stock option plan and $0.05 million DSUs granted to directors during the period. For the comparable six month ended May 31, 2014, no stock based compensation grants occurred resulted in minimal expense from previously granted options and RSU units being expensed in the period. $0.8 million in professional fees was expensed in the first half 2015 to complete the Sunward transaction as well as general legal and professional expenses. For the comparable period of 2014, we incurred a similar amount of $0.8 million financing preparation costs relating to the filing of a preliminary prospectus supplement on February 19, 2014 which was not completed.

Liquidity and Capital Resources

At May 31, 2015, we had $2.7 million in cash and cash equivalents. We expended $1.3 million on operating activities during the six month period ended May 31, 2015, compared with expenditures of $2.3 million for operating activities for the same period in 2014. The majority of cash spent on operating activities during both periods was expended on professional fees, mineral property expenses, general and administrative, and salaries. The decrease in cash spent in the six months ended May 31, 2015 was due to the reduction in mineral property expenses, general and administrative, and salaries mainly due to the decrease in staff at the project and corporate office.

During the six month period ended May 31, 2014, we raised $0.02 million from financing activities due to proceeds received from the exercise of NovaGold Arrangement Options with no comparable amount from financing activities generated in the same period in 2015.

During the six month period ended May 31, 2015 we expended $20,000 cash on investing activities compared to minimal cash spend in 2014. For both periods, the purchases consisted of replacement items for existing equipment.

Subsequent Events

Subsequent to quarter-end, we closed the acquisition of Sunward resulting in a combined Company cash position over $20 million. As a result of the acquisition, we have sufficient funds to further exploration at the Upper Kobuk Mineral Projects and have removed our previously disclosed going concern note in the financial statements.

Subsequent to the closing of the Arrangement, Sunward was notified that Luisa Maria Escobar Wolf ("Escobar-Wolf") has filed a lawsuit in the Fifth Court of Orality of Circuit of Medellin, Colombia to advance a verbal process. Previously, on April 28, 2014, Sunward received notice that Escobar-Wolf filed an arbitral action against Sunward pursuant to the arbitration clause contained in an easement agreement under which Sunward had acquired certain land access rights at the Titiribi Project. Escobar-Wolf alleges that a local water source had been affected as a result of Sunward's drilling activities at the Titiribi Project and is seeking, amongst other things, damages totalling 2,623,203,975 Colombian pesos (approx. US$1.05 million).

Previously, during 2013, Corantioquia, the environmental agency for the Colombian State of Antioquia, investigated allegations that a local water source had been affected as a result of Sunward's drilling activities at the Titiribi Project and on December 12, 2013, Corantioquia issued resolution No. 13128232 dismissing the allegations as the environmental agency's internal studies showed that the water table levels are within acceptable, documented norms. The allegations made by Escobar-Wolf are the same ones Corantioquia had been investigating during 2013, which were dismissed by the environmental agency. Sunward believes that this claim is without merit but it is too early to predict the outcome of the verbal process or the ultimate impact to Sunward.

Also, during 2013 Corantioquia notified Sunward of administrative proceedings which would have required a suspension of drilling activities resulting from what the agency alleged to be an omission in failure to obtain a water permit or concession. On October 31 and December 30, 2013, Sunward received notices that Corantioquia had lifted the suspension on future drilling activities but is still considering whether to assess a penalty for failure to obtain water permits. Sunward has received no further correspondence from Corantioquia on an assessment to date.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer. The Company also owns 100% of the Titiribi Project located approximately 70 kilometres southwest of the city of Medellin, Colombia, in Antioquia department, within the historical Titiribi mining district.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contact:

Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to planned expenditures and the anticipated activity at the UKMP Projects and the Titiribi Project, the re-categorization of mineral resources and the future operating or financial performance of NovaCopper are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2014 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.